EXHIBIT 18

FOR IMMEDIATE RELEASE:                                                      NEWS
July 6, 1999                                         Nasdaq National Market/AVRT
http://www.avert.com


         AVERT, INC. SELECTED BY CIO MAGAZINE AS TOP WEB BASED BUSINESS Web-based Pre-employment Screening Portal Provides an Easy-to-Use, Secure Process to Assist Employers in Hiring Safe, Honest Employees


(Fort Collins, CO - July 6, 1999) - Avert, Inc. has been named one of the top sites in the third annual CIO Web Business 50/50 Awards, a program that distinguishes organizations around the world that have taken a distinct approach toward the use of the Internet or Intranet in their business.

The AVERTnet site was developed to link to a complex array of suppliers, vendors, partners and data sources with a network of more than 10,000 customers. The AVERTnet site provides employers nationwide with a secure, effortless online environment for ordering and retrieving background checking products and services.

The selection of winners is determined in a long deliberation by a panel of CIO magazine editors, writers, art designers and Web development experts. The panel of judges evaluates hundreds of nominated sites for their ability to use innovative Web techniques to deliver greater business value. In particular, the panel focuses on finding sites that successfully integrate creative design and high quality technical attributes.

"We undertook the development of our Web-based solutions with the goal of improving services for our customers, increasing our product offerings, and decreasing our costs. Utilizing Oracle tools to drive our data, and the Oracle Web Applications Server to drive the Web systems, we have decreased operational costs by close to 20 percent and reduced the time to market for new internet based products and partnerships by 60percent," said Jerry Thurber, CIO and Director of Business Services of Avert. "Avert has experienced rapid customer acceptance of our Internet technology and its ease of use has fueled growth to the point where more than 70 percent of revenue is managed through AVERTnet. In less than 18 months, we went from no Internet services to over 5000 customers using the Internet to conduct business with us."

Employers can log into the AVERTnet site either directly or via access through the Avert Web site at www.avert.com. With the ability to access a menu of products, everything from criminal history reports and reference checks to credit reports and workers' compensation claims, employers with access to the site, have a powerful desktop that guides them through the pre-employment process. During a user session, employers also have links to HR benefits, including a dedicated human resources law Web site and online compliance documents.

"The behind the scenes, technical capabilities of AVERTnet and the easy-to-use client interface is what makes Avert's Web-based pre-employment screening process so unique," said Dean Suposs, president and CEO of Avert. "This is a great honor that recognizes the investments we've made to be a technology leader in the pre-employment marketplace. Avert is the only pre-employment screening services provider to be recognized by CIO Magazine for advanced and innovative use of Internet technologies."


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With the advent of the 21st  century,  the use of Web  technology  has become an essential component of any organization's strategic plan. CIO honors the 100 sites that have raised the caliber for online quality and challenged other organizations to uncover the potential of the Net. Complete coverage of the 1999 CIO Web Business 50/50 Awards is featured in the July 1, 1999 issue of CIO, at www.cio.com and also at www.avert.com/cio.


About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings is available on the Internet at www.avert.com.

About CIO Communication, Inc.
CIO  Communication,  Inc. was formed in 1987 to help chief information  officers
(CIOs), information technology (IT) executives and other senior management executives succeed in the enterprises through the use of information technology. In addition to publishing the award-winning magazine, the company also produces the www.cio.com Web site and develops and produces CIO Executive Programs -- a series of conferences that provide educational and networking opportunities for corporate and government executives who want to expand their knowledge of technology, business management issues and innovative products and services. CIO magazine is a publication of International Data Group, (IDG), the world's leading IT media, research and exposition company.

CONTACT: Jeff Russell - 800.367.5933 x 220 or russell@avert.com

This press release may contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company's actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company.

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